Exhibit 99.8

Re: Interests in the Ordinary Shares of Cable and Wireless plc

The Company was notified on 17 February 2005 that :

•	on 9 December 2004 the Trustees of Cable and Wireless plc Employee Share Ownership Trust ("the Trust") disposed of 17,960 Ordinary Shares at a price of £1.1425 per share; and

•	on 16 February 2005 the Trust disposed of 23,000 Ordinary Shares at a price of £1.3282 and 77,000 shares at a price of £1.315 per share.

Following the disposals, 54,857,167 Ordinary Shares are currently held under the Trust. Francesco Caio, Rob Rowley, Charles Herlinger, George Battersby, Lord Robertson of Port Ellen and Harris Jones (all being directors of Cable and Wireless plc) in their capacity as members of the class of beneficiaries under the Trust and Towers Perrin Share Plan Services (GSY) Limited in their capacity as Trustees of the Trust are deemed to have a non-beneficial interest in these Ordinary Shares.

No Directors are disposing of any beneficial interests in the Company.